ABACUS LIFE, INC.
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a description of the common stock, public warrants and 9.875% Fixed Rate Senior Notes due 2028 of Abacus Global Management, Inc. (the “Company,” “we,” “our,” or “us”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary description is based on the provisions of our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our certificate of incorporation and our bylaws, which are filed as exhibits to this Annual Report on Form 10-K, of which this Exhibit is a part, and are incorporated by reference herein. We encourage you to read our certificate of incorporation. our bylaws and the applicable provisions of the Delaware General Corporation Law for more information.

General

The following description is a summary, does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, as amended, and our bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus.

DESCRIPTION OF COMMON STOCK (“ABL”)

We are authorized to issue up to 201,000,000 shares of capital stock, of which 200,000,000 are shares of Common Stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, $0.0001 par value (the “Common Stock”).

Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Our Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, all elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends. The holders of our Common Stock are entitled to receive dividends if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution, or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our preferred stock, if any.

Rights and Preferences. Holders of our Common Stock have no pre-emptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock.

Fully Paid and Nonassessable. All of our outstanding shares of our Common Stock are, and the shares of our Common Stock to be issued in this offering will be, fully paid and nonassessable.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or Bylaws, or (d) any action asserting a claim asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction; and subject to the preceding provisions of this Section 12.1, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”).

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●an affiliate of an interested stockholder; or

●an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; or

●after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock.

DESCRIPTION OF THE PUBLIC WARRANTS (“ABLLW”):

Each warrant will entitle the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if the Common Stock is not listed on a national security exchange at the time of any exercise of a warrant such Common Stock satisfies the definition of “covered security,” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of the public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act, and, in such case, the Company will not be required to file or maintain in effect a registration statement, but will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If that exemption or another exemption is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the fair market value over the exercise price of the warrants and the “fair market value” (defined subsequently) by (y) the fair market value. The “fair market value” means the average reported last sale price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is sent to the holders of warrants. The warrants will expire on the fifth anniversary of the Closing at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

After the warrants become exercisable, the Company may call the warrants for redemption, in whole and not in part, as follows:

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•	if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants.

Commencing 90 days after the warrants become exercisable, the Company may redeem the outstanding warrants, in whole and not in part, as follows:

•	at a price equal to a number of shares of Common Stock to be determined by reference to the table below, based on the redemption date and the fair market value (as defined above) of the Common Stock except as otherwise described below;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•	if, and only if, the last sale price of our Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants.

In both redemption scenarios, the Company has no obligation to notify holders of the warrants that they have become eligible for redemption. However, in the event that the Company decides to redeem the warrants, the Company shall fix a redemption date and must send a notice of redemption by first class mail, postage prepaid, to the registered holders of the warrants to be redeemed not less than 30 days prior to that redemption date.

The numbers in the table below represent the “redemption prices,” or the number of shares of Common Stock that a warrant holder will receive upon redemption by the Company pursuant to the above redemption feature based on the fair market value of the Common Stock on the corresponding redemption date and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

Redemption Date (period to expiration of warrants)	Fair Market Value of Common Stock
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364

24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. As reflected in the table above, the Company can redeem the warrants for no consideration in the event that the warrants are “out of the money” (i.e., the trading price of our Common Stock is below the exercise price of the warrants) and about to expire.

The right to exercise will be forfeited unless the warrants are exercised prior to the redemption date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant, as calculated pursuant to the above, upon surrender of such warrant.

The redemption criteria for the Company’s warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the fair market value (as defined above) over the exercise price of the warrants and by (y) the fair market value.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity, or cure, correct or supplement any defective provision of the warrant agreement or to add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the interest of the registered holders of the warrants. The warrant agreement requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders; provided that if an amendment adversely affects the Private Placement Warrants in a different manner than the public warrants or vice versa, then the vote or written consent of the registered holders of 65% of the public warrants and 65% of the Private Placement Warrants, voting as separate classes, is required.

The exercise price and number of shares of Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock split, stock dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.

In addition, if the Company issues additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the Closing at a newly issued price of less than $9.20 per share of the Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the warrant, by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of Common Stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the number of shares of Common Stock to be issued to the warrant holder will be rounded up to the nearest whole number.

Subject to applicable law, any action, proceeding or claim against us or the Company arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

9.875% Fixed Rate Senior Notes due 2028 (“ABLLL”)

In November 2023, the Company issued 1,426,000 of its 9.875% Fixed Rate Senior Notes due 2028 (the “Notes”) for a total raise of $35,650,000, and in February 2024, issued an additional 1,000,000 Notes for a total raise of $25,000,000. On December 2, 2024, the Company issued 2,909,083 Notes with an aggregate principal amount of $72,727,075 as partial consideration for the acquisition of Carlisle Management Company S.C.A.

A summary of the terms and conditions of the Notes follows:

Title of the securities	9.875% Fixed Rate Senior Notes due 2028

Principal payable at maturity
100% of the aggregate principal amount. The outstanding principal amount of the notes will be payable on the stated maturity date at the office of the trustee, paying agent and security registrar for the notes or at such other office as we may designate.

Maturity date	The Notes will mature on November 15, 2028.

Interest rate	9.875% per annum.

Interest periods
The initial interest period is the period from and including the issue date, to, but excluding, the initial interest payment date, and the subsequent interest periods are the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Interest payment dates
Each February 15, May 15, August 15 and November 15 of each year ending on the maturity date. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest day count convention	Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Record dates
Interest is paid to the person in whose name a note is registered at the close of business on the 15th calendar day (whether or not a Business Day) preceding the related date an interest payment is due with respect to such note; provided that if the notes are global notes held by DTC, the record date for such notes will be the close of business on the Business Day preceding the applicable interest payment date.

Ranking
The Notes are the Company’s senior unsecured obligations and will rank: (i) equal in right of payment to the Company’s other outstanding and future senior unsecured indebtedness (including the Company’s $10.5 million Amended and Restated Unsecured Senior Promissory Note, dated as of July 5, 2023); (ii) senior to any of the Company’s existing and future indebtedness that expressly provides it is subordinated to the notes; (iii) effectively subordinated to all of the Company’s existing and future secured indebtedness (including indebtedness that is initially unsecured to which the Company subsequently grants security), to the extent of the value of the assets securing such indebtedness (including the Company’s $150 million senior secured credit facility dated as of December 10, 2024 (the “SSCF”)); and (iv) structurally subordinated to all existing and future indebtedness and other obligations of any of the Company’s subsidiaries (including the guarantees by the Company’s subsidiaries of the SSCF).

Change of control offer to repurchase
If the Company is subject to a Change of Control Repurchase Event, each holder of the Notes may require the Company to purchase all or a portion of such holder’s notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of purchase.

Repayment at holder’s option
The notes are subject to repayment at the option of the holder at any time prior to the maturity date, except as set forth under “Description of the Notes-Offer to Repurchase Upon a Change of Control Repurchase Event” and will not be entitled to any sinking fund.

Events of default
Events of default include defaults in payment of principal or interest on the Notes, breach of a Note covenant, defaults in payment of debt of over $10 million, and bankruptcy or insolvency. Either the trustee or the holders of 25% of the principal amount of Notes outstanding can generally declare the Notes payable following an event of default. Subject to certain conditions, this declaration may be annulled by the holders of a majority in the principal amount of the Notes. In addition, the holders of a majority in principal amount of notes of all affected series (voting as one class except in the case of events of default regarding a default in any principal, premium or interest payment or deposit of any sinking fund, as to which each series so affected will vote as a separate class) may waive any past default with respect to the notes of such series.

Modification
The Company may amend the indenture in a manner that does not adversely affect the holders in any material respect. The consent of the holders of a majority of the principal amount of Notes outstanding is required to otherwise amend the indenture; provided that certain amendments require the consent of each affected Note holder, including changing the maturity or interest payments dates and reducing the amount of Notes the holders of which are required for indenture amendments or waivers.

Indenture and trustee
The Notes are issued under the indenture, dated as of November 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee, as supplemented by a supplemental indentures relating to the issuance of the notes.

Governing law	The Notes are to be governed by and construed in accordance with the laws of the State of New York.